Exhibit 99.3

MISSFRESH LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MF)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on September 15, 2023

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the annual general meeting of the Company (the “AGM”) to be virtually held at https://meeting.tencent.com/dw/9lPeKAxZAu6p on September 15, 2023 at 9:00 A.M. (Beijing time), and at any adjourned or postponed meeting thereof.

Holders of record of our ordinary shares at the close of business on August 18, 2023 (Cayman Islands time) (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person.

To be valid, this Form of Proxy must be completed, signed, and returned to the Company (to the attention of: Lingling Hu at 2007, Building A, Wanda Plaza, 58 Xinhua West Street, Tongzhou District, Beijing, the People’s Republic of China), as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

MISSFRESH LIMITED

(Incorporated in the Cayman Islands with limited liability)

(Nasdaq Ticker: MF)

FORM OF PROXY FOR ANNUAL GENERAL MEETING

to be held on September 15, 2023

(or any adjourned or postponed meeting thereof)

I/We,

Please Print Name(s)

of

Please Print Address(es)

the undersigned, being the registered holder of _____________________ Class A ordinary shares1, par value US$0.0001 per share, or _____________________ Class B ordinary shares1, par value US$0.0001 per share of Missfresh Limited (the “Company”), hereby appoint the Chairman of the annual general meeting2 or _________________________________________ of __________________________________________________ as my/our proxy to attend and act for me/us at the annual general meeting of the Company to be virtually held at https://meeting.tencent.com/dw/9lPeKAxZAu6p on September 15, 2023, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
1.

As an ordinary resolution:

THAT the Company’s authorized share capital be varied and increased by (i) the creation of an additional 49,800,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) the creation of an additional 420,300,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) the creation of 24,900,000,000 additional shares as such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Tenth Amended and Restated Memorandum and Articles of Association of the Company, such that following such increase and variation, the authorized share capital of the Company shall be changed from US$500,000, divided into 5,000,000,000 shares comprising of (i) 200,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 4,700,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 100,000,000 shares of a par value of US$0.0001 each, to US$50,000,000, divided into 500,000,000,000 shares comprising (i) 50,000,000,000 Class A ordinary shares of a par value of US$0.0001 each, (ii) 425,000,000,000 Class B ordinary shares of a par value of US$0.0001 each, and (iii) 25,000,000,000 shares of a par value of US$0.0001 each of such class or classes (however designated) as the board of directors of the Company may determine in accordance with the Tenth Amended and Restated Memorandum and Articles of Association of the Company.

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1 Please insert the number of or strike out the class of shares registered in your name(s) to which this proxy relates. If no number is inserted, this proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2 If any proxy other than the Chairman of the AGM is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3 IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for.” If you wish to vote against a particular resolution, tick the appropriate box marked “against.” If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain.” You may also insert the number of shares to be voted for or against or to abstain, in the boxes above in respect of each resolution. If you do not complete this section, your proxy will vote or abstain at his/her discretion, as he/she will on any other business that may be raised at the AGM.

	PROPOSALS	FOR (Note 3)	AGAINST (Note 3)	ABSTAIN (Note 3)
2.

As a special resolution:

THAT the Company’s Ninth Amended and Restated Memorandum and Articles of Association be amended and restated by the deletion in their entirety and by the substitution in their place of the Tenth Amended and Restated Memorandum and Articles of Association in the form attached hereto as Exhibit A to the Notice of Annual General Meeting to reflect the increase of share capital and other changes.

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3.

As an ordinary resolution:

THAT the transactions contemplated under the share transfer agreement entered into by Missfresh Limited and Freshking Limited on August 4, 2023 (the “Share Transfer Agreement”), as announced by the Company on the same date, be approved and authorized in all respects. A copy of the Share Transfer Agreement is attached hereto as Exhibit B to the Notice of Annual General Meeting.

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4.

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

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Dated ____________________, 2023

Signature(s)4 ____________________

4 This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.

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